

December 30, 2013

Via E-mail
Mr. Russell C. Ellwanger
Chief Executive Officer
Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park, P.O. Box 619
Migdal Haemek, 23105 Israel

      Re: Tower Semiconductor Ltd.
              Form 20-F for the Year Ended December 31, 2012
              Filed April 30, 2013
              File No. 000-24790

Dear Mr. Ellwanger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 39

D. Trend Information, page 52

1.   We note that your supply agreement with Micron is set to expire in 2014. Given the significant portion of your revenue attributable to your business with Micron, as discussed by your management in your earnings calls on November 6, 2013, August 8, 2013, May 9, 2013 and February 14, 2013, your present disclosure does not make clear how you plan to adjust your business to address this impending change. Inasmuch as the end of this supply agreement represents a known trend, please tell us and revise future filings as appropriate to discuss this trend in more detail, including, if you expect the impact on your business and results to be negligible, the basis for your determination.

Also please tell us why you have not filed the supply agreement as an exhibit to your filing.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1.1

2. Please have your auditors revise their audit report to reference the statement of consolidated comprehensive loss that is included in the filing at page F-4. Refer to the guidance at paragraph 8 of AU Section 508.

Consolidated Balance Sheets, page F-2

3. We see you present a total "shareholders' equity" balance at December 31, 2012 and 2011 in this statement. In future filings, please revise your balance sheet to comply with the disclosure requirements at Rule 5-02 (29) and (30) of Regulation S-X.

Notes to Financial Statements, page F-8

Note 15 – Employee Related Liabilities, page F-36

4. We see the disclosures on page F-41 of Jazz's pension plan assets. In future filings, please revise this note to include all disclosures required by FASB ASC 715-20-50-1(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares, Staff Attorney at (202)

551-3580, Tim Buchmiller, Legal Reviewer at (202) 551-3635 or me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief

cc (e-mail):   Nati Somekh
               V.P. and General Counsel